EXHIBIT (a)(1)(x)

Notice to Limited Partners dated September 5, 2002.

ORIG, LLC
10172 Linn Station Road
Louisville, Kentucky 40223
(800) 928-1492 ext. 544

September 5, 2002

Dear NTS-Properties VII Investor:

THE PURCHASE PRICE FOR NTS-PROPERTIES VII
HAS BEEN INCREASED TO $6.50 PER INTEREST!

This price is higher than any offer we are aware of as of this date.

ORIG, LLC, has amended its Offer to Purchase dated May 10, 2002, by extending the expiration date from September 16, 2002 to October 1, 2002. Due to the large number of limited partnership interests tendered, and a third-party tender offer we have recently become aware of by Peachtree Partners at a price of $6.25 per interest, we have decided to increase the number of limited partnership interests we are willing to purchase from 20,000 to 50,000 interests. We are also increasing the purchase price of our offer from $6.00 per interest to $6.50 per interest.

We are extending the expiration date because SEC rules require that the expiration date for a tender offer be extended by at least ten business days if the purchase price is increased or the amount of securities to be purchased increases by a certain amount.

IF YOU HAVE SUBMITTED PAPERWORK TO TENDER YOUR INTERESTS NO ADDITIONAL PAPERWORK IS REQUIRED. YOU WILL AUTOMATICALLY RECEIVE THE INCREASED PURCHASE PRICE OF $6.50 PER INTEREST.

Please note that we will not impose any fees or expenses in connection with our offer, unlike the third-party tender offer by Peachtree Partners. If you have not submitted your paperwork and wish to do so, you have until 11:59 p.m. Eastern Standard Time on Tuesday, October 1, 2002, to receive the purchase price of $6.50 per interest.

We understand that the abundance of mail received in connection with tender offers can be very confusing. However, it is important that you carefully review all materials received before signing and returning documents. We are making every effort to respond promptly once we learn of offers from outside companies. Our current offer of $6.50 per interest is the highest offer that we are aware of as of this date.

In addition to the fact that we are now offering a higher price per interest than that offered by Peachtree Partners, you should also be aware that the offer by Peachtree Partners appears to be designed to be a "mini-tender," which is an offer made by a party that does not own, and will not own after the tender offer, 5% of a class of the issuer's securities. Mini-tenders are not subject to all of the SEC's rules relating to tender offers, including the requirement that tender offer materials be filed with the SEC, and therefore typically do not provide for the same disclosures and other protections as are required in more highly regulated tender offers. For example, beginning ten days after your general partner learns of the tender offer, any tender made to Peachtree Partners is irrevocable. This means that if you tender interests in the Peachtree Partners offer after this time, you will not be allowed to receive the higher price offered by ORIG, or any higher price which may be offered in any later offers. In addition, Peachtree Partners' offer is subject to amendment or termination without notice at any time. Finally, the offer by Peachtree Partners does not provide any information regarding Peachtree Partners, beyond the names of its principals, or information on any plans or proposals it has relating to NTS-Properties VII.

Please note that the terms and conditions set forth in our Offer to Purchase and the related Letter of Transmittal, except as amended by this notice, are applicable in all respects to our offer. This notice should be read in conjunction with the Offer to Purchase and the Letter of Transmittal dated May 10, 2002. If you have any questions concerning this offer please call Rita Martin at 1-800-928-1492, extension 544. Our offer will expire on October 1, 2002 and payment will be mailed no later than October 15, 2002, unless the offer is extended.

2